SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JUNE 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No   X
                                  -----     -----

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                              Publicly Held Company
                              CNPJ 02558132/0001-69

              PUBLIC NOTICE WITH INVITATION - GENERAL EXTRAORDINARY
                        AND SPECIAL SHAREHOLDERS MEETING

All owners of common and preferred shares issued by Tele Centro Oeste Celular Participacoes S.A. (the "Company") are hereby invited to take part in the General Extraordinary and Special Shareholders Meeting to be held on July 09, 2001 at 08:00, at the Company's headquarters in Brasilia, Distrito Federal, at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, with the following order of the day:

a) Approval of the execution among the Company and its controlled subsidiaries, on the one hand, and Splice do Brasil Telecomunicacoes e Eletronica S.A. ("Splice"), on the other hand, of a contract for the provision of management assistance and consulting services for the purposes listed under Article 12 of the Company's Bylaws, through which Splice shall provide the Company and its controlled subsidiaries with management assistance and consulting services in diverse areas; and


b) other subjects of social interest.


                              GENERAL INSTRUCTIONS

1. Shareholders using power-of-attorney representation are required to file their mandates with the Company's headquarters in Brasilia, Distrito Federal, at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916 up to 24 (twenty-four) hours prior to the start of the meeting.

2. Shareholders participating in the Fungible Custody of Nominative Shares of all stock markets willing to take part in the Assembly are required to present their statements issued by the custodian and containing their respective portion of shareholding, up to 48 (forty-eight) hours prior to the date on which the meeting will be held.

                           Brasilia-DF, June 22, 2001.

                              ALEXANDRE BELDI NETTO
                              CHAIRMAN OF THE BOARD

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     Tele Centro Oeste Cellular Holding Company


Date: June 22, 2001                  By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                         ---------------------------------------
                                         Name:  Mario Cesar Pereira de Araujo
                                         Title: President